UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[1]
14	TYPE OF REPORTING PERSON PN, HC

1  See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[2]
14	TYPE OF REPORTING PERSON OO, HC

2 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[3]
14	TYPE OF REPORTING PERSON IN

3 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[4]
14	TYPE OF REPORTING PERSON CO

4 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[5]
14	TYPE OF REPORTING PERSON OO, BD

5 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[6]
14	TYPE OF REPORTING PERSON CO

6 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wingate Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[7]
14	TYPE OF REPORTING PERSON CO

7 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel AC Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,986,135 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7 percent[8]
14	TYPE OF REPORTING PERSON CO

8 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 10 of 18 Pages

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, $0.01 par value (the "Common Stock"), of E*TRADE Financial Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 135 East 57th Street, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this Schedule 13D are Citadel Limited Partnership, a Delaware limited partnership ("CLP"), Citadel Investment Group, L.L.C., a Delaware limited liability company ("CIG"), Kenneth Griffin, a natural person ("Griffin"), Citadel Equity Fund Ltd., a Cayman Islands company ("CEF"), Citadel Derivatives Group LLC, a Delaware limited liability company ("CDG"), Citadel Derivatives Trading Ltd., a Cayman Islands company ("CDT"), Wingate Capital Ltd., a Cayman Islands company ("Wingate"), and Citadel AC Investments Ltd., a Cayman Islands company ("CAC" and, together with CLP, CIG, Griffin, CEF, CDG, CDT and Wingate, the "Reporting Persons").

CLP provides portfolio management services to investment funds. CLP is the managing member of CDG and Citadel Wellington LLC, a Delaware limited liability company ("CW"), and the portfolio manager for CEF, CDT, Wingate, CAC and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company ("CKGSF") and, in such capacities, makes all of the investment decisions for such entities.

CIG provides general administrative and investment-related services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Exhibit 99.2 attached hereto.

Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Griffin is a United States citizen.

CEF is a private investment fund and a subsidiary of Citadel Holdings Ltd., a Cayman Islands company ("CH"). CH is a subsidiary of CW and CKGSF. CW and CKGSF are each private investment funds. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Exhibit 99.2 attached hereto. None of CW, CKGSF or CH has any control over the voting or disposition of securities held by CEF.

CDG is a broker-dealer registered with the Securities and Exchange Commission. CDG's principal businesses are acting as a market maker in equity securities and listed options, providing trade execution services to clients and investing on a proprietary basis. CDG is a subsidiary of CW and CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDG is set forth on Exhibit 99.2 attached hereto. CW does not have any control over the voting or disposition of securities held by CDG.

CDT is a private investment fund and a subsidiary of CEF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDT is set forth on Exhibit 99.2 attached hereto. None of CW, CKGSF and CEF has any control over the voting and disposition of shares held by CDT.

Wingate is a private investment fund and a subsidiary of CW and CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of Wingate is set forth on Exhibit 99.2 attached hereto. CW does not have any control over the voting or disposition of securities held by Wingate.

CUSIP No. 269246104	Page 11 of 18 Pages

CAC is a private investment fund and a subsidiary of CEF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of Wingate is set forth on Exhibit 99.2 attached hereto. None of CW, CKGSF, CH or CEF has any control over the voting or disposition of securities by CAC.

For each of the Reporting Persons, the principal address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons' knowledge, any of the persons listed on Exhibit 99.2 attached hereto, has been convicted in any criminal proceedings. During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons' knowledge, any of the persons listed on Exhibit 99.2 attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Master Investment and Securities Purchase Agreement between the Issuer and Wingate, dated November 29, 2007 (the "Investment Agreement"), the Reporting Persons acquired on that date, inter alia, beneficial ownership of (i) 10,000,000 shares of Common Stock (the "Initial Common Stock"), and (ii) $1,686,000,000 aggregate principal amount of the Issuer's 12.5% Springing Lien Notes due 2017 (the "Initial Springing Lien Notes"). In exchange for such securities, the Reporting Persons delivered to the Issuer $1,500,152,000 in cash and $185,848,000 in aggregate principal amount of the Issuer's (A) 8% senior notes due 2011, (B) 7.875% senior notes due 2015, and/or (C) 7.375% senior notes due 2013.9

Pursuant to the Investment Agreement, the Issuer agreed that upon the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), applicable to the issuance of additional Common Stock, it would issue to Wingate an additional 20,741,901 shares of Common Stock. The waiting period under the HSR Act was terminated on December 7, 2007. On December 12, 2007, the Issuer and Wingate executed an amendment to the Investment Agreement (the "First Amendment" and, together with the Investment Agreement, the "Amended Investment Agreement") that provided, among other things, that the amount of stock that would be issued to Wingate following the termination or expiration of the HSR Act waiting period would be increased to 23,182,197 shares, which will result in a corresponding decrease to the number of shares to be issued at the Final Closing (as defined in Item 6).

Not including the securities of the Issuer acquired pursuant to the Amended Investment Agreement, the Reporting Persons had beneficial ownership, as of December 17, 2007, of 11,803,938 shares of Common Stock. The Reporting Persons acquired beneficial ownership of these shares either as part of their investment activities or as part of making a market in the Issuer's Common Stock and listed options to purchase or sell such stock. CDG previously made a market in the Issuer's Common Stock and in listed options to purchase or sell such stock.

9 In addition, pursuant to a separate agreement, also dated November 29, 2007, E*TRADE Bank and E*TRADE Global Asset Management, Inc. sold their respective asset-backed securities portfolios to the Reporting Persons for $800 million, subject to certain adjustments, as set forth more fully in the Issuer's Form 8-K, filed with the Securities and Exchange Commission on December 4, 2007.

CUSIP No. 269246104	Page 12 of 18 Pages

Funds for the purchase of the securities of the Issuer described in this Item 3 were derived from general working capital of the Reporting Persons and their affiliates. For purposes of the Reporting Persons, "general working capital" includes cash on hand and margin account and other borrowings made in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons purchased the Common Stock of the Issuer and the Springing Lien Notes for investment purposes or as part of their market making business. In addition, on November 29, 2007, in connection with entering into the Investment Agreement, the Issuer and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent"), entered into the First Amendment to the Rights Agreement (the "Rights Agreement Amendment"). The Rights Agreement Amendment modifies the Issuer's Rights Agreement, dated as of July 9, 2001 (the "Rights Agreement"), to provide, among other things, that the issuance of rights under the Rights Agreement will not be triggered as a result of the transactions contemplated by the Investment Agreement, including the issuance of any shares of Common Stock to Wingate or its affiliates pursuant to the Investment Agreement.

The Reporting Persons will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer's Common Stock and other securities, the Issuer's operations, assets, prospects, and business development, the Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons as shareholders of the Issuer intend to conform to the terms of a rebuttal of control agreement (described in Item 6) that it is anticipated CIG and certain affiliated entities will enter into with the Office of Thrift Supervision ("OTS") prior to the acquisition of the Final Common Stock (as defined in Item 6) by the Reporting Persons. Subject to the limitations provided for in the rebuttal agreement that is anticipated to be entered into with the OTS, the Reporting Persons may discuss their investment in the Issuer and the foregoing investment considerations with other shareholders, management, the Board of Directors, existing or potential strategic partners of or investors in the Issuer, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons' consideration of alternatives with respect to their investment in the Issuer. Based on their analysis of investment considerations, the Reporting Persons may (i) acquire additional Issuer securities, (ii) sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or (iii) take any other lawful action they deem to be in their best interests, subject - in each case - to the restrictions imposed by the Amended Investment Agreement and the rebuttal of control agreement anticipated to be entered into with OTS. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives mentioned above.

As noted in Item 6, the Reporting Persons will also become entitled to designate a director upon the issuance of the Final Common Stock under the Amended Investment Agreement.

The Reporting Persons may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions ("Lenders") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, or other financing arrangements. If the Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral, subject to any transfer restrictions then applicable to the securities under the Amended Investment Agreement and applicable OTS regulations.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

CUSIP No. 269246104	Page 13 of 18 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 44,986,135 shares (excluding Final Common Stock)

Percentage of shares: 9.7% (excluding Final Common Stock)[10]

(b)	Sole power to vote or direct the vote: 0 shares (excluding Final Common Stock)

Shared power to vote or direct the vote: 44,986,135 shares (excluding Final Common Stock)

Sole power to dispose or to direct the disposition: 0 shares (excluding Final Common Stock)

Shared power to dispose or direct the disposition: 44,986,135 shares (excluding Final Common Stock)

(c) The table attached hereto as Exhibit 99.3 sets forth a detailed summary of the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer during the last 60 days. Other than the acquisition of the Initial Common Stock and the Additional Common Stock, and other than the transactions contemplated by the agreements disclosed in Item 6 below, all such transactions were open market transactions (or, in the case of option exercises, the result of open market transactions) and some transactions were effected in the capacity as a market maker.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As noted above in Item 3, on November 29, 2007, the Issuer and Wingate entered into the Investment Agreement, which provided for Wingate's acquisition of the Initial Common Stock and Additional Common Stock.

In addition, pursuant to the Amended Investment Agreement, subject to receipt of an acceptance and approval by the OTS of a rebuttal of a change of control submission filed by CIG and certain affiliated entities, and the satisfaction of certain other customary closing conditions (the "Final Closing"), the Issuer will issue to Wingate (or its assignee) 46,684,890 shares Common Stock (the "Final Common Stock" and, together with the Initial Common Stock and the Additional Common Stock, the "Purchased Common Stock") and $150,000,000 in aggregate additional principal amount of the Issuer's 12.5% Springing Lien Notes due 2017 (the "Final Springing Lien Notes" and, together with the Initial Springing Lien Notes, the "Purchased Springing Lien Notes") and Wingate (or its assignee) will contribute to the Issuer cash in the aggregate amount of $150,000,000. Wingate has the right to assign all or a portion of the Springing Lien Notes and Common Stock issuable at the Final Closing upon the satisfaction of certain conditions. Effective as of the Final Closing or at such time as the OTS approval has been obtained, the Amended Investment Agreement provides the Issuer's Board of Directors will be expanded by one member and the Board of Directors will appoint a nominee of Wingate as a Class III member. This nominee must be reasonably acceptable to the nominating committee of the Board of Directors (which will not unreasonably withhold its consent). This right to nominate a director to the Board of Directors will terminate when Wingate and its affiliates no longer own shares of Common Stock representing at least 5% of the Common Stock then outstanding. The Amended Investment Agreement also contains representations, warranties, covenants and indemnities by the Issuer and Wingate and its affiliates customary for a transaction of this nature, as well as certain put and call rights relating to the Springing Lien Notes and certain post-closing covenants. The post-closing covenants include Wingate's agreement (on its and its affiliates' behalf) to refrain from (a) purchases of additional equity securities of the Issuer for a specified period, (b) sales of the shares of Purchased Common Stock to anyone other than a limited class of permitted transferees for six months following November 29, 2007 and (c) sales of more than a specified percentage of shares of Purchased Common Stock to an agreed list of competitors of the Issuer.

10 The percentages reported in this Schedule 13D are based upon 461,772,089 shares of Common Stock outstanding as of December 17, 2007 (423,749,462 shares of Common Stock outstanding as of November 29, 2007 (as represented by the Issuer in the Investment Agreement), plus 10,000,000 shares of Common Stock acquired by the Reporting Persons on November 29, 2007, plus 4,840,430 shares of Common Stock acquired by certain affiliates of BlackRock, Inc. on November 29, 2007 (as reported in the Issuer's Form 8-K filed on December 4, 2007), plus 23,182,197 shares of Common Stock to which the Reporting Persons became entitled on December 12, 2007.

CUSIP No. 269246104	Page 14 of 18 Pages

In connection with the issuance of the Springing Lien Notes, the Issuer and The Bank of New York, as trustee, entered into the Springing Lien Notes Indenture, dated November 29, 2007 (the "Indenture"). Under the Indenture, the Issuer may issue up to $1,936,000,000 (plus capitalized interest, if any) aggregate principal amount of Springing Lien Notes. The Springing Lien Notes bear interest at the rate of 12.5% per annum and will mature on November 30, 2017. Interest on the Springing Lien Notes is payable in cash on May 31 and November 30 of each year beginning on May 31, 2008, provided, however, that the Issuer may capitalize interest payable on interest payment dates occurring on or before May 31, 2010 under certain circumstances.

The Issuer may redeem the Springing Lien Notes beginning on November 30, 2012 for redemption prices set forth in the Indenture. In addition, prior to such date, the Issuer may redeem a portion of the outstanding principal amount of Springing Lien Notes using a portion of the net cash proceeds of certain equity offerings. Upon a change of control, as defined in the Indenture, the Issuer may be required to make an offer to purchase the Springing Lien Notes at a purchase price equal to 101% of the principal amount of the Springing Lien Notes on the date of purchase, plus accrued interest. Furthermore, prior to the eighteen-month anniversary of the Final Closing, the Issuer may redeem all (but not less than all) of the outstanding principal amount of Springing Lien Notes, at a premium set forth in the Indenture, in connection with the Issuer entering into a definitive agreement to consummate a change of control transaction.

The Springing Lien Notes are general senior obligations of the Issuer and are not guaranteed by the subsidiaries through which the Issuer currently conducts substantially all of its operations. The Springing Lien Notes rank equal in right of payment with all of the Issuer's existing and future unsubordinated indebtedness, and rank senior in right of payment to all of the Issuer's existing and future subordinated indebtedness. The Indenture will require the Issuer to secure the Springing Lien Notes in the future, up to the maximum amount of indebtedness as would not require any of the Issuer's existing senior notes due 2011, 2013 or 2015 becoming secured equally and ratably with the Springing Lien Notes, on the property and assets of the Issuer and certain of its subsidiaries as set forth in the Indenture. The Issuer will also be required to cause its restricted subsidiaries to guarantee the notes on the date on which the Issuer is first required to secure the Springing Lien Notes or on the date on which such restricted subsidiaries guarantee other indebtedness of the Issuer.

The Indenture contains several restrictive covenants that are substantially similar to those contained in the indentures governing the Issuer's existing senior notes due 2011, 2013 and 2015, including, but not limited to the following: (i) limitations on incurrence of additional indebtedness and issuances of preferred stock, (ii) limitations on restricted payments, (iii) limitations on distributions from regulated subsidiaries and restricted subsidiaries, (iv) limitations on the issuance or sale of capital stock of regulated subsidiaries and restricted subsidiaries, (v) limitations on transactions with affiliates, (vi) limitations on asset sales and sale-leaseback transactions, (vii) limitations on future subsidiary guarantees and (viii) limitations on liens, subject in each case to certain exceptions. The Indenture also contains a covenant requiring certain bank regulated subsidiaries to be "well capitalized" under applicable regulatory standards.

CUSIP No. 269246104	Page 15 of 18 Pages

The Indenture contains customary terms that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Springing Lien Notes then outstanding may declare the principal of the Springing Lien Notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency relating to the Issuer or any of its significant subsidiaries, the principal amount of the Springing Lien Notes together with any accrued and unpaid interest through the occurrence of such event shall automatically become and be immediately due and payable.
The Issuer and Wingate are parties to a Registration Rights Agreement, dated November 29, 2007 (the "Registration Rights Agreement") containing customary terms and conditions for providing for the registration of the Springing Lien Notes and Purchased Common Stock issued to Wingate and its affiliates pursuant to the Amended Investment Agreement. In addition, as noted in Item 4, on November 29, 2007, in connection with entering into the Investment Agreement, the Issuer and the Rights Agent entered into the Rights Agreement Amendment.

In connection with the Investment Agreement, Wingate and certain of its affiliates entered into certain additional transactions. The completion of these transactions is subject to certain conditions being satisfied. First, Wingate (a 99%-owned subsidiary of CW) and CAC (an entity that is indirectly minority owned by CW and indirectly majority owned by CKGSF) entered into an Assignment Agreement, dated November 29, 2007 (the "Assignment Agreement"), pursuant to which Wingate (i) sold to CAC all of the Common Stock that Wingate was entitled to receive upon the Initial Closing and (ii) assigned to CAC all of its rights under the Amended Investment Agreement to obtain Common Stock of the Company after the Initial Closing. The purchase price was $4.50 per share of Common Stock and was agreed to before the Investment Agreement was publicly announced. The purchase price is subject to adjustment in accordance with a fairness opinion to be obtained by the parties. Second, Wingate purchased from Kensington Financial Investments Ltd. ("KFIL"), a subsidiary of CKGSF, six separate European style, cash settled OTC options, each of which entitles it to put $250 million in face amount of the Purchased Springing Lien Notes to KFIL at a strike price of $180 million (the "Puts"). Each Put is exercisable on a different date between six months and twenty-one months from November 29, 2007. The aggregate initial premium for the Puts was approximately $213,400,000 and is subject to adjustment based upon a fairness opinion to be obtained by the parties. The fairness opinions described in this paragraph have been obtained and resulted in no adjustment to the price of the Common Stock and resulted in a net increase of $84,000 in the aggregate initial premium for the Puts. Wingate's purpose for entering the transactions described in this paragraph was to reduce its economic risk. KFIL's purpose for entering into the Puts was to earn an attractive risk-adjusted rate of return at market prices.

In connection with its submission to the OTS to rebut the rebuttable determination of control with respect to the Reporting Persons' investment in the Issuer, CIG and certain affiliated entities have submitted for approval a proposed rebuttal agreement affirmatively disclaiming any intention to control the Issuer. Under the proposed rebuttal agreement, CIG and certain affiliated entities will also commit that it and its affiliates will not, except as necessary solely in connection with the performance by their representative on the Issuer’s Board of Directors, exercise or attempt to exercise, directly or indirectly, a controlling influence over the management, policies or business operations of the Issuer and will refrain from taking certain specific actions with respect to the business and corporate affairs of the Issuer. The proposed rebuttal agreement would also preclude CIG and its affiliates from, among other things, seeking or accepting representation of more than one member of the Issuer’s Board of Directors. It is expected that the rebuttal agreement with the OTS will be substantially in the form required by OTS regulations at 12 CFR § 574.100. If accepted by the OTS, the rebuttal agreement will be executed prior to the issuance of the Final Common Stock and is expected to remain in effect so long as CIG and its affiliates collectively own ten percent or more of the Issuer’s voting securities.

CUSIP No. 269246104	Page 16 of 18 Pages

The description of the terms of the Amended Investment Agreement, the Registration Rights Agreement, the Indenture, the Assignment Agreement, the Puts and the Rights Agreement Amendment contained in this Item 6 is a summary, does not purport to be complete, and is qualified in its entirety by reference to the Investment Agreement, the First Amendment, the Registration Rights Agreement, the Indenture, the Assignment Agreement, the Puts and the Rights Agreement Amendment referred to in Item 7 below as Exhibits 99.4, 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10, respectively, and each of which is incorporated herein by reference.

Except as otherwise set forth herein and except for option contracts entered into by CDG and CDT in the ordinary course of making a market and/or investing in the Issuer's stock and options, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	Joint Filing Agreement
Exhibit 99.2:	List of Directors and Executive Officers of Reporting Persons
Exhibit 99.3:	Transaction Listing Required by Item 5(c)
Exhibit 99.4:
Master Investment and Securities Purchase Agreement, dated as of November 29, 2007, by and between Wingate Capital Ltd. and E*TRADE Financial Corporation (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 4, 2007)

Exhibit 99.5:	First Amendment to Master Investment and Securities Purchase Agreement, dated as of December 12, 2007, by and between Wingate Capital Ltd. and E*TRADE Financial Corporation
Exhibit 99.6:
Registration Rights Agreement, dated as of November 29, 2007, by and between Wingate Capital Ltd. and E*TRADE Financial Corporation (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 4, 2007)

Exhibit 99.7:
Indenture, dated as of November 29, 2007, by and between E*TRADE Financial Corporation, as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 4, 2007)

Exhibit 99.8:	Assignment Agreement, dated November 29, 2007, by and between Wingate Capital Ltd. and Citadel AC Investments Ltd.
Exhibit 99.9:	Option Agreements, dated as of November 29, 2007, by and between Wingate Capital Ltd. and Kensington Financial Investments, Ltd.
Exhibit 99.10:
First Amendment to the Rights Agreement, dated November 29, 2007, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Issuer's Form 8-K as filed with the Securities and Exchange Commission on December 4, 2007)

CUSIP No. 269246104	Page 17 of 18 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of December, 2007

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Director and Associate General Counsel	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Director and Associate General Counsel

CITADEL EQUITY FUND LTD.

By:  Citadel Limited Partnership,
  its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
  its General Partner

By:  /s/ John C. Nagel
  John C. Nagel, Director and
  Associate General Counsel

WINGATE CAPITAL LTD.

By:  Citadel Limited Partnership,
  its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
  its General Partner

By:  /s/ John C. Nagel
  John C. Nagel, Director and
  Associate General Counsel

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*
CITADEL AC INVESTMENTS LTD.

By:  Citadel Limited Partnership,
  its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
  its General Partner

By:  /s/ John C. Nagel
  John C. Nagel, Director and
  Associate General Counsel

*John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP No. 269246104	Page 18 of 18 Pages

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
  its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
  its General Partner

By:  /s/ John C. Nagel
  John C. Nagel, Director and
  Associate General Counsel

CITADEL DERIVATIVES GROUP LLC

By:  Citadel Limited Partnership,
  its Managing Member

By:  Citadel Investment Group, L.L.C.,
  its General Partner

By:  /s/ John C. Nagel
  John C. Nagel, Director and
  Associate General Counsel